Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on March 6, 2009

Dear Shareholder:

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of ChinaEdu Corporation (the “Company”) to be held on March 6, 2009, at 10:00 a.m. Beijing time, at

4th Floor-A, GeHua Building

No. 1 QinglongHutong, Dongcheng District

Beijing, People’s Republic of China 100007

for the following purpose:

1.

To approve certain amendments to the Company’s Equity Incentive Plan (the “Plan”), which will, among other things, provide for the administration of the Plan by the Compensation Committee of the Board of Directors, delegate to the Compensation Committee the authority to amend or modify outstanding awards under the Plan, including the repricing of “underwater” options, and eliminating the requirement that subsequent amendments to the Plan be submitted for shareholder approval.

2.	To transact such other business as may properly come before the Extraordinary General Meeting or any adjournment or postponement of the meeting.

Only shareholders of record at the close of business on January 28, 2009 (the “Record Date”) will be entitled to notice of and to vote at the Extraordinary General Meeting or any adjournments or postponements thereof.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY BY MAIL. IF YOU ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON, IF YOU DESIRE.  IF YOU HOLD YOUR SHARES THROUGH AN ACCOUNT WITH A BROKERAGE FIRM, BANK OR OTHER NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS YOU RECEIVE FROM THEM TO VOTE YOUR SHARES.

By Order of the Board of Directors,

/s/ Julia Huang
JULIA HUANG
Chairman and Chief Executive Officer

Beijing, People’s Republic of China
February 3, 2009

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PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

Why am I receiving this Proxy Statement?

This proxy statement is being furnished to you by and on behalf of the board of directors (the “Board of Directors” or “Board”) of ChinaEdu Corporation, a Cayman Islands company (the “Company”), in connection with the solicitation of proxies for use at the Extraordinary General Meeting of Shareholders of the Company to be held at 10:00 a.m. Beijing time on March 6, 2009 at the Company’s headquarters located at the GeHua Building, 4th Floor-A, No. 1 QinglongHutong, Dongcheng District, Beijing, People’s Republic of China 100007, for the purposes stated in the accompanying Notice of Extraordinary General Meeting of Shareholders.

Who is entitled to vote at the Extraordinary General Meeting?

Holders of record of our ordinary shares, par value $0.01 per share, at the close of business on January 28, 2009 (the “Record Date”), will be entitled to attend and vote at the Extraordinary General Meeting or any adjournments or postponements thereof. Holders of our American Depositary Shares (“ADSs”), each representing three ordinary shares, should vote in the manner set forth below.

What are the voting rights of shareholders?

On a show of hands, each shareholder present in person or by proxy or, in the case of a shareholder that is a corporation, by its duly authorized representative, shall have one vote and on a poll, every member present in person or by proxy or, in the case of a shareholder that is a corporation, by its duly authorized representative, shall have one vote for each ordinary share registered in its name on the Record Date.

What will constitute a quorum at the Extraordinary General Meeting?

The presence at the meeting, in person or by proxy, or, in the case of a shareholder that is a corporation, by its duly authorized representative, of two shareholders entitled to vote and representing not less than one-third in nominal value of the total issued voting shares in the Company will constitute a quorum to conduct business at the meeting.

How do I vote ordinary shares?

If you hold ordinary shares in your own name as a holder of record, you can vote either in person or, in the case of a shareholder that is a corporation, by its duly authorized representative at the Extraordinary General Meeting, or by completing and returning the accompanying proxy card. If your ordinary shares are held by a bank or broker, you should follow the instructions provided to you by the bank or broker. Although most banks and brokers now offer voting by mail, telephone and on the Internet, availability and specific procedures will depend on their voting arrangements.

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How do I vote my shares that are represented by American Depositary Shares?

If your ordinary shares are represented by ADSs, you should follow the instructions provided to you by The Bank of New York, as depositary. A nominee of the depositary is the registered holder of the ordinary shares underlying your ADSs. You may instruct the depositary to vote the deposited securities in accordance with the instructions provided to you by The Bank of New York.

PROPOSAL 1—APPROVAL OF CERTAIN AMENDMENTS

TO THE EQUITY INCENTIVE PLAN

On February 3, 2009, the Board of Directors approved certain amendments (as described in detail below) to the Equity Incentive Plan (the “Plan”), subject to shareholder approval, and has directed the amendments, which include authorizing repricings of “underwater” options, be and hereby are submitted to the shareholders for approval at this Extraordinary General Meeting of Shareholders. If approved by the shareholders, the amendments to the Plan would:

•                  provide for the administration of the Plan by the Compensation Committee;

•                  delegate to the Compensation Committee the authority to, among other things, amend or modify outstanding awards under the Plan, including the repricing of “underwater” options (i.e., options with an exercise price that is higher than the current trading price of the Company’s common shares) or the replacement of an option with cash or other award type that would be treated as a repricing under the rules of the stock exchange on which the shares are listed; and

•                  eliminating the requirement that subsequent amendments to the Plan be submitted for shareholder approval (to the extent such shareholder approval would have been required under the stock exchange on which the Company’s shares are listed).

The listing rules of the Nasdaq Global Market require shareholder approval of any material amendments to equity compensation plans, which would include authorizing a repricing of options issued under any such plan unless the plan under which the options were issued expressly permits the Company to reprice outstanding options. In addition, Article 17 of the Plan requires the approval of the shareholders of the Company for any amendments if shareholder approval is required under the stock exchange on which the Company’s shares are listed. Therefore, we are seeking shareholder approval of the amendments set forth above. If these amendments are approved, the Company would not be obligated to seek shareholder approval for any option repricing before implementing such repricing or for any future amendments to the Plan; provided, that no amendment may adversely affect outstanding awards without consent of the recipient of such awards.

The Company adopted the Plan in November 2007, which plan replaced the Company’s amended and restated stock option plans adopted in March 2007 and 2004. The purpose of the Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants, and promote the success of the Company’s business. The Board of Directors believes the proposed amendments will allow for more efficient administration of the Plan, thereby improving the Company’s ability to incentivize and retain its employees, directors and consultants. In particular, the Board of Directors believes that specifically authorizing repricings of “underwater” options (solely upon the approval of the Compensation Committee) will enhance the overall efficiency and effectiveness of the Plan.

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Description of the Plan, as Amended

The material features of the Plan, as amended, are summarized below, which summary is qualified in its entirety by the actual text of the Plan, as amended, a copy of which is attached as Appendix A to this proxy statement.

Administration

The Compensation Committee will administer the Plan. Subject to the provisions of the Plan, the Compensation Committee has the authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Plan, including:

•                  selecting the recipients of incentive awards;

•                  determining the exercise price for any options and the Fair Market Value;

•                  determining the type, number, grant date, vesting requirements, duration and other features and conditions of incentive awards;

•                  approving the form of agreement evidencing such incentive award;

•                  amending or modifying any outstanding award, only in ways that will not be adverse to the award/option holder, including, without limitation, the repricing of an option by reduction of the exercise price of an option or the replacement of an option with cash or other award type that would be treated as a repricing under the rules of the stock exchange on which the shares are listed;

•                  accelerating the vesting, or extending the post-termination exercise term, of awards at any time and under such terms and conditions as it deems appropriate;

•                  interpreting the Plan and any award agreement;

•                  correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any award agreement; and

•                  making all other decisions relating to the operation of the Plan.

Option Terms

Share options granted under the Plan may be incentive share options, or ISOs, which are intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or non-qualified share options, or NSOs, which do not so qualify. Under the Plan, the exercise price of ISOs cannot be less than the fair market value of our ordinary shares on the date of grant. However, in the case of an ISO granted to a grantee who at the time of grant owned shares possessing more than 10.0% of the combined voting power of all classes of our share capital (including any equity of any of our Chinese subsidiaries), the option price may not be less than 110.0% of the fair market value of our ordinary shares on the date of grant of such ISO and the option period may not be greater than five years from the date of grant. The exercise price for NSOs is determined by the Compensation Committee but may not be less than the fair market value of ordinary shares on the date of grant.

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Eligibility

Under the Plan, awards may be issued to employees, non-employee directors or consultants of our company or our Chinese subsidiaries, although ISOs may only be issued to our employees or the employees of our Chinese subsidiaries.

Option Exercise and Termination of Awards

Share options granted under the Plan may be exercised within the option period specified by the Compensation Committee, which shall not be more than ten years from the date of option grant. If an option holder’s service terminates due to the option holder’s death or disability, the unvested portion of a share option is forfeited and the vested portion is still exercisable for a period of one year following the option holder’s death or disability or until the expiration of the option period (if sooner). If an option holder’s service ends for reasons other than death or disability, the unvested portion of a share option will be forfeited and the vested portion will be exercisable for a period of ninety days following the option holder’s termination or until the expiration of the option period (if sooner). Awards of restricted stock or restricted stock units that are unvested will be forfeited at the time of termination of service.

Third Party Acquisition

If a third party acquires us through a merger or consolidation transaction in which we are not the surviving corporation, all outstanding share options will be substituted by the surviving or resulting corporation. We are authorized to cancel any outstanding options upon the effective date of any such transaction, provided that we notify each option holder of our intention to do so at least 30 days prior to the effective date of the transaction and permit the optionees to exercise their options in full during this period. We are also authorized to cancel any outstanding awards and pay or deliver to the holder an amount in cash or securities having a value equal to the formula or fixed price per share paid to shareholders in the case of restricted stock or restricted stock units. In the case of options, the holder will receive an amount equal to the product of the number of shares subject to the option multiplied by the amount, if any, by which the formula or fixed price per share paid to shareholders in the transaction exceeds the option exercise price applicable to such award.

Amendment and Termination of Plan

Our board of directors may at any time amend, suspend or terminate the Plan without shareholder approval. However, no amendment, suspension or termination of the Plan may adversely affect outstanding awards without consent of the recipient of such awards. Unless terminated earlier, the Plan shall continue in effect for a term of ten years from the date of adoption.

Vote Required

The affirmative vote of the holders of a majority of the votes cast on the proposal at the Extraordinary General Meeting will be required to approve the amendments to the Plan.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENTS TO THE EQUITY INCENTIVE PLAN.

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Appendix A

CHINAEDU CORPORATION

EQUITY INCENTIVE PLAN

ARTICLE 1

PURPOSE

The purpose of this Equity Incentive Plan (the “Plan”) is to attract qualified personnel and to and retain their service with CHINAEDU Corporation (the “Company”) and its Subsidiaries (hereinafter defined), and to provide such persons with an ownership interest in the Company through the granting of stock options, restricted stock and restricted stock units that will:

(a)                                  increase the interest of the employees, non-employee directors and consultants in the Company’s and its Subsidiaries’ welfare;

(b)                                 furnish an incentive to those employees, non-employee directors and consultants to continue their services for the Company; and

(c)                                  provide a means through which the Company and its Subsidiaries may attract able persons to provide services to them.

ARTICLE 2

DEFINITIONS

For the purpose of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

“Affiliate”

With respect to the Company, any company or other trade or business that controls, is controlled by or is under common control with the Company within the meaning of Rule 405 of Regulation C under the Securities Act, including, without limitation, any Subsidiary. For purposes of granting stock options, an entity may not be considered an Affiliate unless the Company holds a “controlling interest” in such entity, where the term “controlling interest” has the same meaning as provided in Treasury Regulation 1.414(c)-2(b)(2)(i), provided that the language “at least 50 percent” is used instead of “at least 80 percent” and, provided further, that where granting of stock options is based upon a legitimate business criteria, the language “at least 20 percent” is used instead of “at least 80 percent” each place it appears in Treasury Regulation 1.414(c)-2(b)(2)(i)

“American Depositary Receipts” or “ADRs”

A physical certificate evidencing ownership in American Depositary Shares, issued by the Depositary and listed on an established national or regional stock exchange or is publicly traded on an established securities market in the United States

“American Depositary Shares” or “ADSs”

An equity right representing the means an equity right representing one or more Shares of the Company, or a fraction of a Share of the Company, held on deposit by the Custodian, which carries the corporate and economic rights of the Shares of the Company, subject to the terms specified on the American Depositary Receipt

“Applicable Laws”

The legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein

“Award”	A grant of an Option, Restricted Stock or Restricted Stock Unit under the Plan

“Award Agreement”	The Agreement between the Company and a Grantee that evidences and sets out the terms of a Grant

“Benefit Arrangement”	Shall have the meaning set forth in Article 27

“Board”	The Board of Directors of the Company

“Change of Control”

(i) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of substantially all of the assets of the Company to another person or entity, or (iii) any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity owning 50% or more of the combined voting power of all classes of shares of the Company

“Code”	means the Internal Revenue Code of 1986, as now in effect or as hereafter amended

“Company”	CHINAEDU Corporation

“Compensation Committee”

The Compensation Committee established in accordance with Article 2.8 of the Fourth Amended and Restated Shareholders Agreement, which Compensation Committee shall be comprised of independent directors in accordance with NASDAQ rules.

“Custodian”	Hong Kong & Shanghai Bank Corporation Limited or such other bank appointed by the Company to hold any ADSs on deposit upon or after a public offering of the Shares

“Grant Date”	The date on which Restricted Stock, Restricted Stock Units or an Option is granted by resolutions of the Directors

“Depositary”	The Bank of New York or such other U.S. bank appointed by the Company to issues any ADRs upon or after a public offering of the Shares

“Disability”

The Grantee is unable to perform each of the essential duties of such Grantee’s position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than 12 months; provided, however, that, with respect to rules regarding expiration of an Incentive Stock Option following termination of the Grantee’s Service, Disability shall mean the Grantee is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months

“Effective Date”	November 20, 2007, the date the Plan was approved and adopted by the Board

“Exchange Act”	The Securities Exchange Act of 1934, as now in effect or as hereafter amended

“Fair Market Value”

The value of a Share, determined as follows: if on the Grant Date or other determination date the Shares are listed on an established national or regional stock exchange, or are publicly traded on an established securities market, the Fair Market Value of a Share shall be the closing price of a Share on such exchange or in such market (if there is more than one such exchange or market the Compensation Committee shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Shares is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Shares are not listed on such an exchange, or traded on such a market, Fair Market Value shall be the value of the Shares as determined by the Compensation Committee by the reasonable application of a reasonable valuation method in a manner consistent with Code Section 409A

“Grant”	An award of an Option, Restricted Stock or Restricted Stock Units under the Plan

“Grant Date”	As determined by the Compensation Committee, the latest to occur of (i) the date as of which the Compensation Committee approves a Grant, (ii) the date on which the recipient of a Grant first becomes eligible to receive a Grant or (iii) such other date as may be specified by the Compensation Committee.

“Grantee”	Person who receives or holds a Grant under the Plan

“Incentive Stock Option”	An “incentive stock option” within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted tax statute, as amended from time to time

“IPO”	The initial sale to the general public of the Shares pursuant to a registration statement filed with and declared effective by the U.S. Securities and Exchange Commission

“Nonqualified Stock Option”	A stock option that is not an Incentive Stock Option

“Option”	An option to purchase one or more Shares pursuant to the Plan

“Option Period”	The period that the Option may be exercised as specified by the Compensation Committee

“Option Price”	The price per Share payable on the exercise of an Option, such price as from time to time specified by resolutions of the Directors

“Other Agreement”	Shall have the meaning set forth in Article 27

“Plan”

This CHINAEDU Corporation Third Amended and Restated Stock Option Plan, in its present form or as from time to time amended in accordance with the provisions hereof and subject to the provisions of the Shareholders Agreement

“Purchase Price”	The purchase price for each share of Stock pursuant to a grant of Restricted Stock or Restricted Stock Unit

“Reporting Person”	A person who is required to file reports under Section 16(a) of the Exchange Act

“Restricted Stock”	Shares awarded to a Grantee pursuant to this Plan, that are subject to restrictions and to a risk of forfeiture

“Restricted Stock Unit”	A bookkeeping entry representing the equivalent of one Share awarded to a Grantee

“Securities Act”	The Securities Act of 1933, as now in effect or as hereafter amended

“Service”

Service as an employee, officer, director or other Service Provider of the Company or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee’s change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be an employee, officer, director or other Service Provider of the Company or an Affiliate. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the plan shall be determined by the Compensation Committee, which determination shall be final, binding and conclusive

“Shareholders Agreement”	The Fourth Amended and Restated Shareholders Agreement entered into by and among the Company and various shareholders of the Company on or about March 9, 2007

“Shares”	The ordinary shares, $.01 par value per share, of the Company. Upon an IPO, “Shares” shall also mean the ADSs to be issued by the Company in satisfaction of awards over Shares granted under the Plan

“Subsidiary”

Any corporation, association or other business entity of which securities representing more than fifty percent (50%) of the combined voting power of the total voting stock (or in the case of an association or other business entity which is not a corporation, more than fifty percent (50%) of the equity interest) is at the time owned or controlled, directly or indirectly, by the Company or one or more Subsidiaries of the Company or a combination thereof

“Ten-Percent Shareholder”

An individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding shares of the Company, its parents or any of its Subsidiaries. In determining share ownership, the attribution rules of Section 424(d) of the Code shall be applied

“U.S. Grantee”	Any Grantee who is or becomes a taxpayer in the United States

ARTICLE 3

ADMINISTRATION

The Plan shall be administered by the Compensation Committee. Each determination, interpretation or other action made or taken by the Compensation Committee pursuant to the provisions of the Plan will be conclusive and binding for all purposes and on all persons.  In the event that the Plan, any Grant or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Compensation Committee, such action may be taken by or such determination may be made by the full Board.  To the extent permitted by law, the Compensation Committee may upon resolution delegate some or all of its authority and powers with respect to the administration of the Plan to one or more members of the Board pursuant to such conditions or limitations as the Compensation Committee may establish in such resolution

Any vacancy occurring in the membership of the Compensation Committee may be filled by appointment by the Board in accordance with Article 2.8 of the Shareholders Agreement.  The Compensation Committee shall select one of its members to act as its Chairman and shall make such rules and regulations for its operation, as it deems appropriate. Not less than half the total numbers of directors appointed to the Compensation Committee present shall constitute a quorum, and the act of a majority of the members of the Compensation Committee present at a meeting at which a quorum is present shall be the act of the Compensation Committee. The Compensation Committee shall determine and designate from time the employees to whom Awards will be granted (including the number of shares subject to each Award), interpret the Plan, prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the Plan, and make such other determinations and take such other action as it deems necessary or advisable. Any interpretation, determination, or other action made or taken by the Compensation Committee shall be final, binding, and conclusive on all interested parties.

Furthermore, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 and any Grantee who knowingly engaged in the misconduct, was grossly negligent in engaging in the misconduct, knowingly failed to prevent the misconduct or was grossly negligent in failing to prevent the misconduct, shall reimburse the Company the amount of any payment in settlement of an Award earned or accrued during the twelve (12) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document that contained such material noncompliance.

In order to assure the viability of Awards granted to Grantees employed in various jurisdictions, the Compensation Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Grantee resides or is employed.  Moreover, the Compensation Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Article 5 of the Plan.  Notwithstanding the foregoing, the Compensation Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

Authority of the Compensation Committee

  Subject to the provisions of the Plan, the Compensation Committee shall have the full authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Plan. Such actions shall include:

(i) selecting Participants who are to receive Awards under the Plan;

(ii) determining the exercise price for any Options and the Fair Market Value;

(iii) determining the type, number, Grant Date, vesting requirements, duration and other features and conditions of such Awards;

(iv) approving the forms of agreements to be used under the Plan;

(v) amending or modifying any outstanding Awards, but only in ways that will not be adverse to the award/option holder, including, without limitation, the repricing of an Option by reduction of the exercise price of an Option or the replacement of an Option with cash or other award type that would be treated as a repricing under the rules of the stock exchange on which the Shares are listed;

(vi) accelerating the vesting, or extending the post-termination exercise term, of Awards at any time and under such terms and conditions as it deems appropriate;

(vii) interpreting the Plan and any Award Agreement;

(viii) correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Award Agreement;

(ix) adopting such rules or guidelines as it deems appropriate to implement the Plan;

(x) authorizing any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously authorized by the Committee;

(xi) making all other decisions relating to the operation of the Plan; and

(xii) adopting such plans or subplans as may be deemed necessary or appropriate to comply with the laws of certain countries, allow for tax-preferred treatment of the Awards or otherwise provide for the participation by Participants who reside in such countries.

The Compensation Committee’s determinations under the Plan shall be final and binding on all persons.

ARTICLE 4

ELIGIBILITY

Any employee and non-employee director of the Company or any of its Subsidiaries, as well as any consultant who performs Services for the Company or any of its Subsidiaries, whose judgment, initiative and efforts contributed or may be expected to contribute to a successful performance of the Company or any of the Subsidiaries of the Company is eligible to participate in the Plan.  However, An Incentive Stock Option may only be granted to employees and a Nonqualified Stock Option may be granted to employees, non-employee directors and consultants.

ARTICLE 5

SHARES SUBJECT TO PLAN

Not more than 12,846,621 Shares may be issued under this Plan (subject to this paragraph and Article 20(b) below), provided however that there shall be an annual increase to be added on January 1st each year in an amount equal to two percent (2%) of the total number of shares of Shares of the Company outstanding on December 31st of the preceding calendar year (rounded down to the nearest whole share). The number of Shares that are subject to Options at any time under this Plan shall not exceed the number of Shares that then remain available for issuance under this Plan.  The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of this Plan.  Shares offered under this Plan may be authorized but unissued Shares or treasury Shares.  In the event that Shares previously issued under the Plan are reacquired by the Company, such Shares shall be added to the number of Shares then available for issuance under this Plan.  In the event that an outstanding Option for any reason expires or is canceled, the Shares allocable to the unexercised portion of such Option shall be added to the number of Shares then available for issuance under this Plan.

ARTICLE 6

STOCK OWNERSHIP LIMITATION

No Incentive Stock Option may be granted under this Plan which would result in the aggregate number of Shares issued or issuable or which may be issuable under this Plan to exceed ten per cent (10%) of the issued share capital of the Company at the time of granting of the Option (excluding any shares to be issued upon exercise of the Options; provided, however, that this limitation will not apply if the exercise price is at least 110% of the fair market value of the Share on the Grant Date and the Option Period is not greater than five years from the Grant Date).

Nonqualified Stock Options are not subject to the restrictions set forth in this Article.

ARTICLE 7

LIMITATION ON CERTAIN TERMS OF OPTIONS

Subject to the terms of the Plan, the Compensation Committee shall determine the provisions, terms, and conditions of each Option including, but not limited to, the Option vesting schedule, forfeiture provisions, form of payment upon settlement of the Option, payment contingencies, and satisfaction of any performance criteria, provided, however; that unless approved by the Compensation Committee (i) no Option vesting schedule shall be less than three (3) years and (ii) no acceleration for Option vesting schedule shall be permitted.  The performance criteria established by the Compensation Committee may be based on any one of, or combination of, increase in share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measure of performance selected by the Compensation Committee.

ARTICLE 8

 ALLOTMENT OF SHARES

The grant of an Option to a Grantee shall not be deemed either to entitle the Grantee to, or to disqualify the Grantee from, participation in any other grant of Options under the Plan.

ARTICLE 9

GRANT OF OPTIONS

All Options under the Plan shall be granted by the Compensation Committee.  The grant of Options shall be evidenced by stock option agreements setting forth the total number of shares subject to the Option, the exercise price, the term of the Option, the Grant Date, and such other terms and provisions as are approved by the Compensation Committee.  Options may be granted in different classes. The Company shall execute appropriate stock option agreements with the Grantees after approval of the issuance of stock option grants.

ARTICLE 10

EXERCISE PRICE

The exercise price for an Option shall not be less than 100% of the Fair Market Value per share of the Share on the Grant Date. The Compensation Committee shall determine the Fair Market Value of the Share on the Grant Date and shall set forth the determination in its minutes.

ARTICLE 11

OPTION PERIOD

Each Option shall terminate upon the expiration of ten years from the Grant Date, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Compensation Committee and stated in the Award Agreement relating to such Option; provided, however, that in the event that the Grantee is a Ten-Percent Shareholder, an Option granted to such Grantee that is intended to be an Incentive Stock Option shall not be exercisable after the expiration of five years from its Grant Date.  No Option granted under the Plan may be exercised at any time after the Option Period.

ARTICLE 12

TERMINATION OF EMPLOYMENT, DIRECTORSHIP

OR CONSULTANCY SERVICES

In the event a Grantee shall cease to provide Services to the Company or its Subsidiaries, such Grantee’s Options shall be terminated as follows:

(a)          Death. In the event of death while the Grantees are providing services, the Option may be exercised, for a period of one (1) year after the Grantee’s death or until expiration of the Option Period (if sooner) to the extent of the shares with respect to which the Option could have been exercised by the Grantee on the date of the Grantee’s death; such Option may only be exercised by the personal representative of the Grantee’s estate or by the person who acquired the right to exercise the Option by bequest or inheritance or by reason of the Grantee’s death.

(b)         Disability.  In the event of termination of services due to Disability, the Option may be exercised by the Grantee or his or her guardian for a period of one (1) year after such termination or until expiration of the Option Period (if sooner), to the extent of the shares with respect to which the Option could have been exercised by the Grantee on the date of such termination.

(c)          Termination for Other Reasons.  In the event of termination of services for reasons other than as set forth in subparagraphs (a) and (b) above, the Option may be exercised by Grantee for a period of 90 days after the Grantee’s termination or until expiration of the Option Period (if sooner), to the extent of the shares with respect to which the Option could have been vested by the Grantee on the date of termination.

Notwithstanding the foregoing, the Compensation Committee may grant Options not subject to the termination provisions in the Articles.  In addition, the Compensation Committee may waive the requirements set forth in this Article with respect to any Grantee.

ARTICLE 13

EXERCISE OF OPTIONS

Options granted under the Plan may be exercised during the Option Period, at such times and in such amounts, in accordance with the terms and conditions and subject to such restrictions as are set forth in the applicable Agreements.  Subject to Article 7 hereof, if the Compensation Committee imposes conditions upon exercise, then subsequent to the Grant Date the Compensation Committee may, also in its sole discretion, accelerate the date on which all or any portion of the Options may be exercised.

ARTICLE 14

NON-ASSIGNABILITY

An Option granted to a Grantee may not be transferred or assigned other than by will or by the laws of descent and distribution.  If the Grantee attempts to alienate, assign, pledge, hypothecate or otherwise dispose of his Option or any right thereunder, except as provided for in this Plan or the stock option agreement, or in the event of any levy, attachment, execution or similar process upon the right or interest conferred by this Plan or the stock option agreement, the Compensation Committee may terminate the Grantee’s Option by notice to him, and it shall thereupon become null and void.

ARTICLE 15

RESTRICTED STOCK AND RESTRICTED STOCK UNITS

(a)                  The Compensation Committee may from time to time grant Restricted Stock and Restricted Stock Units to Grantees, subject to such restrictions, conditions and other terms as the Compensation Committee may determine.

(b)                 At the time an award of Restricted Stock or Restricted Stock Units is made under this Plan, the Compensation Committee shall establish a restriction period applicable to such Award.  Each Grant of Restricted Stock or Restricted Stock Units may be subject to a different restriction period.  The Compensation Committee may, in its sole discretion, at the time a Grant of Restricted Stock or Restricted Stock Units is made, prescribe conditions that must be satisfied prior to the expiration of the restriction period, including the satisfaction of corporate or individual performance objectives or the continued provision of Service, in order that all or any portion of the Award shall vest.

The Compensation Committee also may, in its sole discretion, shorten or terminate the restriction period or waive any of the conditions applicable to all or a portion of the Restricted Stock or Restricted Stock Units.  The Restricted Stock and Restricted Stock Units may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restriction period or prior to the satisfaction of any other conditions prescribed by the Compensation Committee with respect to such Restricted Stock or Restricted Stock Units.

(c)                  The Company shall issue, in the name of each Grantee to whom Restricted Stock or Restricted Stock Units has been granted, share certificates representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date.  The Compensation Committee may provide in the Award Agreement that either (i) the Secretary of the Company shall hold such certificates for the Grantee’s benefit until such time as the Restricted Stock is forfeited to the Company, or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee, provided, however, that such certificates shall bear a legend or legends that complies with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under the Plan and the Award Agreement.

(d)                 Unless the Compensation Committee otherwise provides in an Award Agreement, holders of Restricted Stock shall have the right to vote such Shares and the right to receive any dividends declared or paid with respect to such Shares.  The Compensation Committee may provide that any dividends paid on Restricted Stock must be reinvested in Shares, which may or may not be subject to the same vesting conditions and restrictions applicable to such Restricted Stock.  All distributions, if any, received by a Grantee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Grant.

(e)                  Holders of Restricted Stock Units shall have no rights as shareholders of the Company.  The Compensation Committee may provide in an Award Agreement evidencing a grant of Restricted Stock Units that the holder of such Restricted Stock Units shall be entitled to receive, upon the Company’s payment of a cash dividend on its outstanding Shares, a cash payment for each Restricted Stock Unit held equal to the per-share dividend paid on the Share.   Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Restricted Stock Units at a price per unit equal to the Fair Market Value of a Share on the date that such dividend is paid.  A holder of Restricted Stock Units shall have no right other than those of a general creditor of the Company.  Restricted Stock Units represent an unfounded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.

(f)                    Unless otherwise provided by the Compensation Committee in the applicable Award Agreement, upon the termination of a Grantee’s provision of Service to the Company or an affiliate of the Company, any shares of Restricted Stock or Restricted Stock Units held by such Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited.  Upon forfeiture of Restricted Stock or Restricted Stock Units, the Grantee shall have no further rights with respect to such Grant, including but not limited to any right to vote Restricted Stock or any right to receive dividends with respect to shares of Restricted Stock or Restricted Stock Units.

(f)                    The Grantee shall be required to purchase the Restricted Stock and Restricted Stock Units from the Company at a Purchase Price equal to the greater of (i) the aggregate par value of the shares of Stock represented by such Restricted Stock or Restricted Stock Units or (ii) the Purchase Price, if any, specified in the Award Agreement relating to such Restricted Stock or Restricted Stock Units.  The Purchase Price shall be payable in the form of cash or cash equivalents acceptable to the Company or, in the discretion of the Compensation Committee, in consideration for past Services rendered to the Company or an affiliate of the Company.

Upon the expiration or termination of the restriction period and the satisfaction of any other conditions prescribed by the Compensation Committee, having properly paid the Purchase Price,

the restrictions applicable to shares of Restricted Stock and Restricted Stock Units shall lapse, and, unless otherwise provided in the Award Agreement, a stock certificate for such Shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee’s beneficiary or estate, as the case may be.

ARTICLE 16

PAYMENT AND REPURCHASE

No Shares may be issued until full payment of the Option Price or Purchase Price therefor has been made, and a Grantee will have none of the rights of a shareholder until Shares are issued to him.

The Compensation Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under Applicable Laws, cash or check in Chinese Renminbi, (iii) cash or check denominated in any other local currency as approved by the Compensation Committee, (iv) Shares held for such period of time as may be required by the Compensation Committee in order to avoid adverse financial accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate Exercise Price of the Option or exercised portion thereof, (v) after an IPO the delivery of a notice that the Grantee has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Exercise Price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (vi) other property acceptable to the Compensation Committee with a Fair Market Value equal to the exercise price, (vii) cashless exercise (as set forth below); or (viii) any combination of the foregoing.  Notwithstanding any other provision of the Plan to the contrary, no Grantee who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the Exercise Price in any method which would violate Section 13(k) of the Exchange Act.

The Compensation Committee may, at the time it grants Options, grant to the Grantees rights to exercise their Options without cash, provided that the Shares or any securities representing the Shares are publicly traded.  After the Company’s Shares or securities representing the Shares are publicly traded, Grantees who are eligible to exercise their Options without cash may give a cashless exercise notice to the Company, specifying the number of shares to be sold and the desired selling prices for such shares, and the Company will designate a broker to sell such Options on behalf of the Grantees.  The amounts representing the difference between the Option Prices and the prices at which the underlying Shares for such Options are sold will be used as follows: (i) the amounts will first be used to pay all expenses, including the brokerage commission and other selling expenses, (ii) the Company will then deduct from the amounts applicable taxes in accordance with Article 26 below, and (iii) the remaining amounts will be paid to the Grantee exercising such Options.

Notwithstanding anything in the Plan to the contrary and in accordance with Article 3 of the Plan, if you are resident for tax purposes in the Peoples Republic of China, a Grantee may exercise an Option only by placing a market sell order with a broker with respect to Shares then issuable upon exercise.

The Compensation Committee may provide for exercise of Options immediately or in installments and upon such other terms, conditions and restrictions as it may determine, including granting the

Company the right to repurchase shares issued upon exercise of Options.  If the Shares are listed on an established national or regional stock exchange or is publicly traded in an established securities market, the Company’s repurchase rights shall terminate as of the first date that the Shares are so listed, quoted or publicly traded.

A Grantee may be required to provide evidence that any currency used to pay the exercise price of any Award were acquired and taken out of the jurisdiction in which the Grantee resides in accordance with Applicable Laws, including foreign exchange control laws and regulations.  In the event the Exercise Price or Purchase Price for an Award is paid in Chinese Renminbi or other foreign currency, as permitted by the Compensation Committee, the amount payable will be determined by conversion from U.S. Dollars at the official rate promulgated by the People’s Bank of China for Chinese Renminbi, or for jurisdictions other than the Peoples Republic of China, the exchange rate as selected by the Compensation Committee on the date of exercise.

ARTICLE 17

AMENDMENT OR DISCONTINUANCE

Subject to provisions in the Shareholders Agreement or the Second Amended and Restated Articles of Association, the Plan may be amended or discontinued by the Board without the approval of the shareholders of the Company.  No amendment may adversely affect an outstanding Award without the consent of the Grantee.

ARTICLE 18

EFFECT OF THE PLAN

Neither the adoption of this Plan nor any action of the Board or the Compensation Committee shall be deemed to give any officer or employee any right to be granted an Option to purchase Shares of the Company or any other rights except as may be evidenced by an Award Agreement, or any amendment thereto, duly authorized by the Compensation Committee and executed on behalf of the Company and then only to the extent and upon the terms and conditions expressly set forth therein.

ARTICLE 19

TERM

Unless sooner terminated by action of the Board, the Plan will terminate on November 20, 2017, but Awards granted before the date will continue to be effective in accordance with their terms and conditions.

ARTICLE 20

RECAPITALIZATION, MERGER AND CONSOLIDATION

(a)                The existence of this Plan and Awards granted hereunder shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments,

recapitalizations, reorganizations or other changes in the Company’s capital structure and its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Shares or the rights thereof (or any rights, options or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(b)               The number of Shares available under the Plan described in Article 5, the number of Shares that may be issued pursuant to Awards granted under the Plan, and the consideration payable per Share upon exercise, shall be proportionately adjusted by the Compensation Committee for any increase or decrease in the number of issued Shares resulting from a subdivision or consolidation of Shares or other capital adjustment, or the payment of a stock dividend or other increase or decrease in such Shares, effected without receipt of consideration by the Company; provided, however, that any fractional Shares resulting from any such adjustment shall be eliminated for the purposes of such adjustment.

(c)                Subject to any required action by the shareholders, if the Company shall be the surviving or resulting corporation in any merger or consolidation, any Award granted hereunder shall pertain to and apply to the securities or rights (including cash, property or assets) to which a holder of such Grant would have been entitled.

(d)               In the event of any merger or consolidation pursuant to which the Company is not the surviving or resulting corporation, there shall be substituted for each share of Restricted Stock, Restricted Stock Units or Shares subject to the unexercised portions of such outstanding Options, that number of shares of each class of stock or other securities or that amount of cash, property or assets of the surviving or consolidated company which were distributed or distributable to the shareholders of the Company in respect to Shares held by them, such outstanding Options to be thereafter exercisable (subject to appropriate adjustment, if appropriate, as to the per share exercise prices for such stock, securities, cash or property, as determined under subsection b above) in accordance with their terms.  Subject to any contrary language in an Award Agreement evidencing a Grant of Restricted Stock or Restricted Stock Units, any restriction applicable to such Grant shall apply as well to any replacement shares received by the Grantee as a result of the merger or consolidation.  Notwithstanding the foregoing, however, all Options may be canceled by the Company as of the effective date of any such reorganization, merger or consolidation or of any dissolution or liquidation of the Company by giving notice to each holder thereof or his personal representative of its intention to do so and by permitting the purchase during the thirty (30) day period next preceding such effective date of all of the shares subject to such outstanding options.  The Compensation Committee may elect, in its sole discretion, to cancel any outstanding Awards and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash or securities having a value (as determined by the Compensation Committee acting in good faith), in the case of Restricted Stock or Restricted Stock Units, equal to the formula or fixed price per share paid to shareholders and, in the case of Options, equal to the product of the number of Shares subject to the Option (the “Award Shares”) multiplied by the amount, if any, by which (I) the formula or fixed price per share paid to shareholders pursuant to such transaction exceeds (II) the Option Price applicable to such Award Shares.

(e)                In the event that either sufficient Shares are purchased, or any tender, exchange or similar offer is commenced which would, if successful (i) result in the events that will materially alter the structure or business of the Company, then, notwithstanding any other provision in its Plan to the contrary, all unmatured installments of Options outstanding shall thereupon automatically be accelerated and exercisable in full and any right the Company may have to repurchase shares issued upon exercise of Options shall terminate.  All unvested Restricted Stock and Restricted Stock Units shall fully and immediately vest.  The determination of the Compensation Committee that any of the foregoing conditions has been met shall be binding and conclusive on all parties.

(f)                  Except as hereinbefore expressly provided, the issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Restricted Stock, Restricted Stock Units or Shares subject to Options granted pursuant to this Plan.

(g)               Upon the occurrence of each event requiring an adjustment of the price or the number of shares purchasable pursuant to Options granted pursuant to the terms of this Plan, the Company shall mail forthwith to each Grantee a copy of its computation of such adjustment, which shall be conclusive and shall be binding upon each such Grantee.

ARTICLE 21

LIQUIDATION OR DISSOLUTION

In case the Company shall, at any time while any Award under this Plan shall be in force and remain unexpired, (i) sell all or substantially all its property, or (ii) dissolve, liquidate, or wind up its affairs, then each Grantee may thereafter receive upon exercise hereof (in lieu of each Share of the Company which such Grantee would have been entitled to receive) the same kind and amount of any securities or assets as may be issuable, distributable or payable upon any such sale, dissolution, liquidation, or winding up with respect to each Share of the Company.  If the Company shall, at any time prior to the expiration of any Award, make any partial distribution of its assets, in the nature of a partial liquidation, whether payable in cash or in kind (but excluding the distribution of a cash dividend payable out of earned surplus and designated as such) then in such event each Option Price or Purchase Price shall be reduced, on the payment date of such distribution, in proportion to the percentage reduction in the tangible book value of the Shares (determined in accordance with generally accepted accounting principles) resulting by reason of such distribution.

ARTICLE 22

AWARDS IN SUBSTITUTION FOR

STOCK OPTIONS GRANTED BY OTHER CORPORATIONS

Awards may be granted under the Plan from time to time in substitution for such options, restricted stock, or restricted stock units held by employees of a corporation who become or are about to become employees of the Company or its Subsidiaries as the result of a merger or consolidation of the employing entity with the Company or the acquisition by the Company of stock of the employing entity.  The terms and conditions of the substitute Awards so granted may vary from the terms and conditions set forth in this Plan to such extent as the Compensation Committee at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the options in substitution for which they are granted.

ARTICLE 23

INVESTMENT INTENT

The Company may require that there be presented to and filed with it by any Grantee under the Plan, such evidence as it may deem necessary to establish that the Shares underlying the Awards to be purchased or transferred are being acquired for investment and not with a view to their distribution.

ARTICLE 24

NO RIGHT TO CONTINUE EMPLOYMENT

No provision in the Plan or in any Grant or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company or any Affiliate.  The obligation of the Company to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under conditions prescribed herein.  The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any participant or beneficiary under the terms of the Plan.

ARTICLE 25

INDEMNIFICATION OF BOARD AND COMMITTEE

No member of the Board or the Compensation Committee, nor any officer or employee of the Company acting on behalf of the Board or the Compensation Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Compensation Committee and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.  This obligation shall survive any termination of this Plan.

ARTICLE 26

TAX REQUIREMENTS

No Shares will be delivered under the Plan to any Grantee until such Grantee has made arrangements acceptable to the Compensation Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws.  The Company shall have the authority and the right to deduct or withhold, or require a Grantee to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Grantee’s payroll tax obligations) required or permitted by law to be withheld with respect to any taxable event concerning a Grantee arising as a result of this Plan.  The employee receiving Shares issued upon the grant of Restricted Stock, Restricted Stock Units or the exercise of any Option shall be required to pay the Company the amount of any taxes, which the Company is required to withhold with respect to such Shares.  Such payment may be made in cash, by check, or through the delivery of Shares owned by the employee (which may be effected by the actual delivery of Shares by the employee or by the Company’s withholding a number of Shares to be issued upon the exercise of the Option), which Shares have an aggregate Fair Market Value equal to the required withholding payment, or any combination thereof.  Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Grantee of such Award after such Shares were acquired by the Grantee from the Company) in order to satisfy the Grantee’s federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Compensation Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

ARTICLE 27

PARACHUTE LIMITATIONS

Notwithstanding any other provision of this Plan, unless an agreement, contract or understanding heretofore or hereafter entered into by a U.S. Grantee with the Company on any Affiliate (an “Other Agreement”) directly or indirectly modifies or excludes application of this paragraph, including by specifically addressing Section 280G of the Code and/or the treatment with respect to any payment or benefit to the U.S. Grantee that could be considered a “parachute payment” within the meaning of Section 280G(b)(2) of the Code as then in effect (a “Parachute Payment”), if the U.S. Grantee is a “disqualified individual.” As defined in Section 280G(c) of the Code, any Grants held by that U.S. Grantee and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the U.S. Grantee under this Plan, all Other Agreements, and any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the U.S. Grantee (including groups or classes of participants or beneficiaries of which the U.S. Grantee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the U.S. Grantee (a “Benefit Arrangement”), would cause any payment or benefit to the U.S. Grantee under this Plan to be considered a Parachute Payment and (ii), if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the U.S. Grantee from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the U.S. Grantee without causing any such payment or benefit to be considered a Parachute Payment.  In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan in conjunction with all other rights, payments, or benefits to or for the U.S. Grantee under any Other Agreement or any Benefit Arrangement would cause the U.S. Grantee to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the U.S. Grantee as described in clause (ii) of the preceding sentence, then the U.S. Grantee shall have the right, in the U.S. Grantee’s sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the U.S. Grantee under this Plan be deemed to be a Parachute Payment.

ARTICLE 28

REQUIREMENTS OF LAW

The Company shall not be required to sell or issue any Shares under any Grant if the sale or issuance of such Shares would constitute a violation by the Grantee, any other individual exercising a right emanating from such Grant, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations.  If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any shares subject to a Grant upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition or of in connection with, the issuance or purchase of shares hereunder, no Shares may be issued or sold to the Grantee or any other individual exercising an Option pursuant to such Grant unless such listing, registration, qualification, consent or approval shall been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Grant.  Specifically, in connection with the Securities Act, upon the exercise of any right emanating from such Grant, unless a registration statement under the Securities Act is in effect with respect to the Shares covered by such Grant, the Company shall not be required to sell or issue such shares unless the Compensation Committee has received evidence satisfactory to it that the Grantee or any other individual exercising an Option or the vesting of Restricted Stock or Restricted Stock Units may acquire such Shares pursuant to the Plan to comply with any law or regulation of any governmental authority.  As to any jurisdiction that expressly imposes the requirement that an Option shall not be exercisable or Restricted Stock or Restricted Stock Units shall not vest until the Shares covered by such Option, Restricted Stock or Restricted Stock Units are registered or are exempt from registration, the exercise of such Option or the vesting of such Restricted Stock or Restricted Stock Units (under circumstances in which the laws of such jurisdiction apply) shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Grants pursuant to the Plan and the exercise of Options and the vesting of Restricted Stock and Restricted Stock Units granted hereunder will qualify for the exemption provided by Rule 16b-3 under the Exchange Act.  To the extent that any provision of the Plan or action by the Compensation Committee does not comply with the requirements of Section 16b-3, it shall deemed inoperative to the extent permitted by law and deemed advisable by the Compensation Committee, and shall not affect the validity of the Plan.  In the event that Rule 16b-3 is revised or replaced, the Compensation Committee may exercise its discretion to modify the plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

To the extent required by applicable law, not less often than annually, the Company shall furnish to Grantees summary financial information including a balance sheet regarding the Company’s financial condition and results of operations, unless such Grantees have duties with the Company that assure them access to equivalent information.  Such financial statements need not be audited.

ARTICLE 29

NONEXCLUSIVITY OF THE PLAN

Neither the adoption of the Plan nor submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Compensation Committee to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Compensation Committee in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under the Plan.

ARTICLE 30

CAPTIONS

The use of captions in this Plan or any Award Agreement s for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

ARTICLE 31

OTHER AWARD AGREEMENT PROVISIONS

Each Grant awarded under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Compensation Committee, in its sole discretion.

ARTICLE 32

NUMBER AND GENDER

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

ARTICLE 33

SEVERABILITY

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

ARTICLE 34

GOVERNING LAW

The Plan and all Awards granted hereunder shall be governed by and construed in accordance with the laws of the Cayman Islands.

ARTICLE 35

CODE SECTION 409A

The Compensation Committee intends to comply with Section 409A of the Code, or an exemption to Section 409A of the Code, with regard to Grants to U.S. Grantees hereunder that constitute nonqualified deferred compensation within the meaning of Section 409A of the Code.  To the extent that the Compensation Committee determines that the U.S. Grantee would be subject to the additional 20% tax imposed on certain nonqualified deferred compensation plans pursuant to Section 409A of the Code as a result of any provision of any Grant granted under this Plan, such provision shall be deemed amended to the minimum extent necessary to avoid application of the additional tax.  The nature of any such amendment shall be determined by the Compensation Committee.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed as of the effective date, by its Chief Executive Officer pursuant to prior action taken by the Board.

Signature
By: Julia Huang
Title: Chief Executive Officer